Biofrontera AG: Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

14.10.2019

1. Details of the person discharging managerial responsibilities / person closely associated

a) Name

Title:
First name:	Thomas
Last name(s):	Schaffer

2. Reason for the notification

a) Position / status

Position:	Member of the managing body

b) Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name

Biofrontera AG

b) LEI

391200D6GFSVFGFQTL13

4. Details of the transaction(s)

a) Description of the financial instrument, type of instrument, identification code

Type:	Share
ISIN:	DE0006046113

b) Nature of the transaction

Acquisition

c) Price(s) and volume(s)

Price(s)	Volume(s)
5.396 EUR	40470.00 EUR

d) Aggregated information

Price	Aggregated volume
5.3960 EUR	40470.0000 EUR

e) Date of the transaction

2019-10-11; UTC+2

f) Place of the transaction

Name:	Xetra
MIC:	XETR

Anke zur Mühlen

Investor Relations Manager

Biofrontera AG

Hemmelrather Weg 201

D-51377 Leverkusen

www.biofrontera.com

T: +49 (0) 214 87632 22

F: +49 (0) 214 87632 90

E-Mail: a.zurmuehlen@biofrontera.com

Vorstand:

Prof. Dr. Hermann Lübbert, CEO

Christoph Dünwald, CCO

Thomas Schaffer, CFO

Aufsichtsratsvorsitz:

Dr. Ulrich Granzer

Amtsgericht Köln, HRB 49717